V 216.736.7267
F 216.621.6536
E klm@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus

Member of

MACKRELL

INTERNATIONAL
October 16, 2009
VIA EDGAR AND EMAIL
Ms. Catherine T. Brown
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Florida Public Utilities Company Preliminary Proxy Statement on Schedule 14A Filed by Energy, Inc. File No. 001-10608
Dear Ms. Brown:
Energy, Inc. is in receipt of your comment letter, dated October 8, 2009, with respect to Energy, Inc.’s Preliminary Proxy Statement filed on October 2, 2009 in opposition to the proposed merger of Florida Public Utilities Company (“FPU”) and Chesapeake Utilities Corporation (“Chesapeake”). We are currently reviewing your comments but wanted to point out an issue related to comments made by FPU and Chesapeake regarding the “stay bonuses” to be paid to two executive of FPU, George Bachman and Charles Stein. Energy, Inc. believes that FPU and Chesapeake are misleading FPU’s shareholders regarding these stay bonuses.
FPU and/or Chesapeake have stated the following regarding these stay bonuses:
•	Rule 425 filing with the SEC on October 5, 2009 — “the stay bonuses being paid to the two FPU employees are significantly lower than the severance payments to which these employees were entitled under existing employment agreement.” (Slide 16) For your reference, Slide 16 is attached to this letter as Exhibit A.

•	Letter to Shareholders filed with the SEC on September 22, 2009 — “For many years, we have had in place employment agreements with our key executives, which provide for severance payments in the event of a change of control. The severance payments due under the employment agreement would have greatly exceeded the amounts to be paid as stay bonuses to retain the executives.” (Page 3) For your reference, Page 3 is attached to this letter as Exhibit B.

•	Palm Beach Post Article titled “Potential Suitor Opposes Deal,” dated September 24, 2009 — “The stay bonuses [Bachman] and Charles Stein, FPU’s chief operating officer, are receiving, a combined total of just over $1 million, are saving the company millions compared to what their severance packages would have
Celebrating 40 Years of Expertise, Innovation and

been.” For your reference, the article is attached to this letter as Exhibit C.
Contrary to the statements by FPU and Chesapeake, the terms of Messrs. Bachman’s and Stein’s existing employment agreements with FPU, dated as of August 21, 2008, would not have entitled them to any payments at all based solely on the Chesapeake merger. For your reference, we have attached these employment agreements to this letter as Exhibits D and E. Section 4(g) of each agreement states that “[p]rior to the expiration of the Employment Period, this Agreement and Executive’s employment may be terminated as follows: . . . [b]y the Company, upon a Change of Control (as defined below).” (Page 3 of each agreement) These employment agreements require that Messrs. Bachman and Stein be terminated by FPU in order for them to receive any payment under their existing employment agreements upon a change of control of FPU. In FPU’s proxy statement for its annual meeting of shareholders filed with the SEC on April 6, 2009, FPU confirms this by stating “[i]f the [employment] agreement is terminated by [FPU] without good cause or upon a change of control, then [FPU] must make a lump sum severance payment to the executive . . . .” Given that Messrs. Bachman and Stein are retaining their current positions with FPU after the merger, they are receiving $1.1 million in stay bonuses that they are not entitled to under their existing employment agreements.
Based on these provisions in the employment agreements, Energy, Inc. believes that FPU and Chesapeake are misleading FPU shareholders by stating that Messrs. Bachman and Stein are receiving lower payments than they were entitled to under their employment agreement in connection with the Chesapeake merger when in fact they were not entitled to any payment under these agreements as a result of the merger.
Sincerely,
/s/ Kathleen L. Mesel
Kathleen L. Mesel

cc:	Richard M. Osborne

Exhibit A

- **Contrary to Energy Inc.'s assertions, FPU's Board conducted a process focused on maximizing shareholder value.**
  - FPU's experienced and independent Board was closely engaged in the process of evaluating and negotiating the Chesapeake transaction
  - Two FPU executives are receiving "stay bonuses" in connection with the merger. However:
    - *The stay bonuses being paid to the two FPU employees are significantly lower than the severance payments to which these employees were entitled under existing employment agreements*
    - *FPU executives will have management positions in the combined Company due to their proven record of performance and will deliver significant value to Chesapeake going forward*
    - *CEO Jack English, who will receive a severance package, is the only executive receiving compensation as a result of the merger who serves on the Board; the other five other members of the Board unanimously approved the combination with Chesapeake*
- **Energy Inc. also falsely insinuates that FPU's Board did not consider a pending rate increase when evaluating the exchange ratio for the combination with Chesapeake**
  - In fact, FPU's Board was aware of the pending rate case and considered that information when evaluating the exchange ratio for the combination
  - Additionally, the financial forecasts and analysis performed by Houlihan Lokey at the request of the FPU Board did include projected natural gas rate implications of a Florida Public Service Commission approval

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

16

FPU’s Board Conducted an Independent, Objective Evaluation Process Focused on Maximizing Shareholder Value Contrary to Energy FPU’s Board conducted a process focused an maximizing shareholder value. Energy Inc. also falsely insinuates that FPU’s Board did not consider 3 pending rate increase when evaluating the exchange ratio for the combination with Chesapeake In fact, FPU’$ Board was aware of the pending race case and considered that information when evaluating the exchange ratio for the combination Additionally, the financial forecasts and analysis performed by Houlihan Lotey at the request of the FPU Board did include projected natural rate Implications of a Florida Public Service Commission

Exhibit B
consulting with its legal and financial advisors, the Board determined that the Energy West proposal did not provide the best available value for our shareholders — either immediately or in the long- term. This decision was communicated directly to Energy West. We believe that Energy, Inc. is provoking a proxy fight now with the ultimate goal of gaining control over Florida Public Utilities without any value added for our shareholders.
•	For many years, we have had in place employment agreements with our key executives, which provide for severance payments in the event of a change of control. The severance payments due under the employment agreements would have greatly exceeded the amounts to be paid as stay bonuses to retain the executives. The desire of Chesapeake to retain two of the executives’ services after the merger, along with the executives’ desire to work for the combined company, resulted in new agreements and stay bonuses in lieu of incurring much larger severance payments that would result in losing the executives’ service and assistance in the merger transition. The Board is confident that these arrangements are reasonable and fairly compensate the executives for their services.

•	Florida Public Utilities received approval on May 9, 2009 from the Florida Public Service Commission of a natural gas rate increase of approximately $8.5 million in revenues annually with new rates beginning June 4, 2009. Energy Inc. suggests that we may not have considered this development in our negotiations with Chesapeake. In fact, the financial forecasts and analysis performed by Houlihan Lokey to assist the Board in its evaluation of the merger did include projected natural gas rate implications arising from the Florida Public Service Commission approval. It is worth noting that the Florida rate case is still not finalized.
We are excited about the pending merger with Chesapeake Utilities and the opportunities it brings shareholders. Whether or not you intend to attend the special meeting in person, it is important that your shares be represented at the meeting and your voice be heard. Accordingly, we encourage you to return the enclosed WHITE proxy card as soon as possible to make sure that your vote counts. In addition to mailing the proxy card, you may also have the choice of voting over the telephone or Internet by following the instructions on the proxy card.
VOTE THE WHITE PROXY CARD TODAY!
We look forward to seeing you at the Special Meeting and, if you have any questions or need assistance in voting your proxy, we encourage you to contact our proxy solicitors, MacKenzie Partners, Inc., toll-free at 800-322-2885 or by email at proxy@mackenziepartners.com.
Sincerely,
John T. English
Chairman, President and CEO

Exhibit C
Florida Public Utility, Chesapeake merger vote on horizon
By SUSAN SALISBURY
Palm Beach Post Staff Writer
Thursday, September 24, 2009
WEST PALM BEACH — Florida Public Utility Co.’s shareholders are scheduled to vote Oct. 22 on a proposed merger with Dover, Del.-based Chesapeake Utilities Corp., but a Montana company is urging shareholders to vote against the deal.
FPU officials sent a letter to shareholders this week arguing that Energy Inc., is misstating the facts.
“The company wanted to make a strategic merger for the benefit of our shareholders,” George Bachman, FPU’s chief financial officer, treasurer and corporate secretary, said Thursday. “That was the ultimate goal. It was not to make a quick sale and a quick buck. We considered several alternatives.”
Rick Osborne, CEO and chairman of Great Falls-Mont.-based Energy Inc., whose wholly owned subsidiary Energy West Inc., owns 6.7 percent of FPU’s stock, said the $73.4 million stock swap proposal isn’t a good enough deal. Osborne asserts that FPU executives favor the Chesapeake merger because of “stay bonuses” they will receive if it is completed. His company made a bid for FPU earlier this year and still wants to buy it, he said.
In a letter to “fellow shareholders” filed with the Securities and Exchange Commission, Osborne said FPU never responded to his company’s offer, slightly below Chesapeake’s deal, and did not ask whether Energy Inc. would increase its offer.
“They’re lining their pockets,” Osborne said in a phone call Wednesday night. “They should have bid it out. The stock is worth $5 more than they are getting. They’re giving it away.”
Bachman disputed that, saying, “If that were true, I believe we would be getting other offers.” Bachman said the deal was a 15 percent premium over the closing price of the stock the day before the merger.
The stay bonuses he and Charles Stein, FPU’s chief operating officer, are receiving, a combined total of just over $1 million, are saving the company millions compared to what their severance packages would have been, Bachman said. John English, FPU’s chairman, president and CEO is retiring, Bachman said, but agreed to take a severance package below what his contract called for.
The Florida Public Service Commission has approved the merger.

FPU has 95,000 customers, including electric customers in North Florida, and natural gas and propane customers in South and Central Florida. Chesapeake has 100,000 customers in Florida Delaware, Maryland and Virginia, Bachman said.
Benefits include increased financial strength and access to capital, Bachman said.
If more than 50 percent of shareholders of both companies vote yes, the deal will close before the end of October, Bachman said.
FPU, founded in 1924, would retain its name and become a wholly-owned subsidiary of Chesapeake. Its building on Dixie Highway in downtown West Palm Beach will become the company’s Florida headquarters.

Exhibit D
Exhibit 10.3
EMPLOYMENT AGREEMENT
     This Employment Agreement (“Agreement”) is made and entered into as of the 21st day of August 2008, by and between Florida Public Utilities Company, a Florida corporation (the “Company”), and George M. Bachman (“Executive”).
     WHEREAS, Executive has served as an executive officer of the Company and desires to continue to serve the Company in that capacity, and the Company desires to continue to employ Executive upon the terms and conditions hereinafter set forth.
     NOW, THEREFORE, in consideration of the compensation and other benefits of Executive’s employment by the Company and the recitals, mutual covenants and agreements hereinafter set forth, Executive and the Company agree as follows:
     1. Employment Services.
          (a) Executive is hereby employed by the Company, and Executive hereby accepts such employment, upon the terms and conditions hereinafter set forth. During the Employment Period (as defined below), Executive shall serve as Chief Financial Officer of the Company. Executive shall report directly to the Chief Executive Officer of the Company.
          (b) Executive and the Company agree that, throughout the Employment Period, Executive shall have such authorities, duties and responsibilities as are customarily assigned to the Chief Financial Officer of an enterprise like the Company. Such duties, responsibilities, and authorities shall include, without limitation, but subject to the authority and directions of the Board, responsibility for the management, operation, strategic direction, budgeting, reporting, and overall conduct of the accounting and financial areas of the Company. During the Employment Period, the Executive shall devote substantially his full business time and best efforts to the business of the Company.
     2. Term of Employment. The term of this Employment Agreement (the “Employment Period”) shall commence on August 21, 2008 (the “Effective Date”) and shall end on August 21, 2011; provided, however, that in the event of a Change of Control (as defined herein), the term of this Agreement shall be automatically extended to a three-year term commencing on the effective date of such Change of Control, unless terminated as herein provided.
     3. Compensation and Benefits.
          (a) Annual Base Salary. During the Employment Period, the Company shall pay Executive as compensation for his services an annual base salary in an amount determined by the Compensation Committee of the Board. Such annual base salary shall be at the annual rate of not less current base ($170,775) from the Effective Date, and may be adjusted upward from time to time as the Compensation Committee may determine in its discretion. Executive’s annual base salary rate shall be reviewed at least annually for increase in the discretion of the Compensation Committee; Executive’s annual base salary rate shall not be subject to decrease at any time during the Employment Period. Executive’s base salary shall be payable in accordance with the Company’s usual practices.

          (b) Incentive Compensation Plan. During the Employment Period, Executive shall be eligible for additional compensation under the Company’s Incentive Compensation Plan established by the Compensation Committee of the Board and approved by the Board. Under the Plan, Executive’s incentive compensation will be tied to performance criteria. The Executive is paid an amount of not less than 80% of the total eligible compensation as base salary and the remaining twenty percent as Incentive Compensation. During the first year of the Employment Period (i.e., through December 31, 2008), Executive’s incentive compensation shall be in an amount not less than twenty percent (20%) of his annual total eligible compensation for such period.
          (c) Benefits. During the Employment Period, Executive shall also (i) be eligible to participate in all benefit programs from time to time maintained by the Company for the benefit of its most senior executives, including without limitation, its group medical, dental and term life insurance coverages, 401(k) Plan and any executive equity compensation plans that may be put into effect by the Company, in each case on and subject to the terms and conditions of each of such programs as such programs apply to the Company’s most senior executives, and (ii) be reimbursed by the Company for customary business and travel expenses provided that such reimbursement payments are made by the end of the Executive’s taxable year following the year in which such expenses are incurred.
     4. Termination of Employment. Prior to the expiration of the Employment Period, this Agreement and Executive’s employment may be terminated as follows:
          (a) Automatically upon Executive’s death.
          (b) By the Company, upon thirty (30) day’s prior written notice to Executive, in the event the Board believes that Executive is unable to materially perform the services required of Executive hereunder for a continuous one-hundred twenty (120) day period by reason of physical or mental illness; in the event of a disagreement concerning the existence of any such disability (in which event any such termination shall not become effective until such disagreement shall have been resolved), the matter shall be resolved by a disinterested licensed physician chosen by the Company (such physician to be located within 50 miles of Executive’s principal residence) and otherwise reasonably satisfactory to the Executive or his legal representative.
          (c) By the Company, for “Good Cause.” “Good Cause” shall mean:
          (1) The willful and continued failure of Executive to substantially perform material duties assigned to Executive by the Board in accordance with this Agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
          (2) Executive’s commission of fraud or willful conduct which significantly harms the Company or its subsidiaries or which significantly impairs Executive’s ability to perform his duties.
For purposes of this definition, no act, or failure to act, shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

          (d) By the Executive, upon thirty (30) days prior written notice to the Company, for any reason.
          (e) By the Company, without Good Cause, upon seven (7) days prior written notice to Executive. A termination without Good Cause shall be deemed to exist upon any termination of Executive by the Company other than as set forth in Sections 4(a), (b) or (c).
          (f) By Executive, upon thirty (30) days prior written notice to the Company of the existence of “Good Reason,”, provided that Executive has given such notice within ninety (90) days of the initial existence of “Good Reason,” and that the Company has an opportunity to cure such “Good Reason” during the thirty (30) days immediately following such notice. “Good Reason” shall be deemed to exist if:
          (1) Executive’s duties, authorities or responsibilities are materially reduced or modified without Executive’s consent, from those specified herein;
          (2) A decision is made that Executive no longer report directly to the Chief Executive Officer; or
          (3) Upon or after a Change of Control (as defined below), there is a change in the location of the Company’s executive offices, or reporting location, to a location that is greater than 50 miles from West Palm Beach, Florida.
          (g) By the Company, upon a Change of Control (as defined below).
          (h) For the purpose of this Agreement, “Change of Control” shall mean the effective date of any of the following events occurring during the term of Executive’s employment: (a) consummation of any consolidation, merger, statutory share exchange or other business combination as a result of which persons who were stockholders of the Company immediately prior to the effective date thereof beneficially own less than 50% of the combined voting power in the election of directors of the surviving or resulting entity following the effective date; (b) individuals who, as of the date hereof, constitute the Board of Directors of the Company cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person who is elected as a director subsequent to the date hereof by a vote of, or upon the recommendation of, at least a majority of the directors comprising the current Board (other than an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company) shall be considered a member of the current Board for these purposes; (c) consummation of any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; (d) shareholder approval of any plan or proposal for the liquidation or dissolution of the Company; or (e) acquisition of beneficial ownership by any “person” or “group” (as such term is used Sections 13(d) and 14(d)(2) of the Exchange Act) of securities representing twenty percent (20%) or more of the combined voting power in the election of the Company’s directors.
     5. Effect of Termination of Employment. Upon termination of Executive’s employment and this Agreement, the rights and obligations of the parties pursuant to Sections 7 through 19 shall be unaffected, but all other rights and obligations of the parties hereunder shall cease, except:

          (a) If this Agreement is terminated pursuant to Section 4(a), (b), (c) or (d), Executive shall receive his annual base salary and benefits accrued through the date of such termination of employment.
          (b) If this Agreement is terminated pursuant to Section 4(e), (f) or (g), Executive shall receive:
          (1) a lump sum payment within 15 days of his termination date equal to a lump sum severance payment (together with the payments provided in paragraphs (2) and (3) below) equal to three (3) times the sum of (1) the greater of (a) the Executive’s annual rate of base salary in effect on the Date of Termination or (b) the Executive’s annual rate of base salary in effect immediately prior to the change in control of the Company and (2) the Executive’s highest annual incentive target award in effect at any time during the 36 months prior to or on the Date of Termination; and
          (2) provide the Executive’s same benefits (as applicable) for a period of three years from his termination date, to the extent permitted under applicable law following termination of employment (or shall receive a cash payment by the Company within 15 days of his termination date equal to the actuarial equivalent of such benefits for such period, but only to the extent that (1) continuation of such benefits is not permitted under applicable law following termination of employment, or (2) any other such benefits and such cash payment would not be subject to Section 409A of the Internal Revenue Code of 1986, as amended). Such benefits include, but are not limited to, medical and other insurance, participation in the employee stock purchase plan, the use and expenses of the company vehicle, and any other equipment provided for the Executive; and
          (3) an additional lump sum, within 15 days of the termination date, of an amount equal to the cash value of accrued untaken vacation or PTO time; plus the pro rata portion of PTO or vacation earned towards the next year’s vacation or PTO time; plus an amount equal to the excess of (A) over (B), where:
               (A) is the actuarial value of the Executive’s hypothetical retirement plan benefit determined with the inclusion of thirty-six (36) months of additional credited service. Such thirty-six (36) months of additional credited service shall be separate from and appended to the Executive’s total years after any additional years of credited service that may be granted under the retirement plan in accordance with the article on “Change in Control Benefits” therein (or its equivalent), and shall be available for all purposes under the retirement plan, including eligibility for any benefits, as may or may not be modified by the same “Change in Control Benefits” provisions. Further, for the determination of any subsidized early commencement factors the Executive shall be credited with 30 years of credited service at all times.
               (B) is the actuarial value of the Executive’s retirement plan benefit including any additional years of credited service that may be granted under the retirement plan in accordance with the article on “Change in Control Benefits” therein (or its equivalent).

The actuarial values described herein shall be determined by the retirement plan’s actuary in exactly the same manner as the actuarially equivalent present value of a retirement plan benefit would be determined by the actuary for the lump sum payment of a small benefit from the retirement plan, payable on the same date, but without the $5,000 or other dollar limitation, i.e., using the same methodology and the same mortality and interest assumptions as would apply on that date for small benefits under the federal cash out rules, regardless of whether the retirement plan had yet been amended for such rules or was only being operated in accordance with such rules pending a retroactive amendment under IRS remedial amendment period provisions.
          (c) The Executive shall not be required to mitigate the amount of any payment provided for in this Section 5 or Section 6 hereof by seeking other employment or otherwise shall the amount of any payment of benefit provided for in this Section 5 or 6 hereof be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise.
     6. Provisions Relating to Taxation of Payments.
     (a) Gross-up Payment. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (“Code”), or any interest or penalties, including any excise tax, interest and penalties imposed under Section 409A of the Code, with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon such payment or distribution.
     (b) Determination of Gross-Up. Subject to the provisions of paragraph (c) of this Section 6, all determinations required to be made under this Section 6, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by an accounting firm, at the Company’s expense, satisfactory to the Company and Executive (“Accounting Firm”). The Accounting Firm shall make such determination and provide detailed supporting calculations to both the Company and Executive within fifteen (15) business days after it is requested to do so. The initial Gross-Up Payment, if any, as determined pursuant to this paragraph (b) of this Section 6, shall be paid to Executive within five (5) business days after the Company’s receipt of the Accounting Firm’s determination, but in no event later than the end of the Executive’s taxable year following the year that the Executive remits payment for any Excise Tax to any taxing authority. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that he has legal authority satisfying the criteria set forth in Treasury Regulation Section 1.6661-3 or similar successor provisions not to report any Excise Tax on his federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and Executive.
          (c) Dispute of Tax Claim. Executive shall notify the Company in writing of any proposed assessment or proposed adjustment by the Internal Revenue Service (“IRS”) pursuant to an audit of Executive’s federal income tax return or otherwise, that, if successful, would require the payment by the Company of a Gross-Up Payment (hereinafter referred to as a “Claim”). Such notice shall be given as soon as practicable but no later than ten (10) business days after the earlier of (i) the receipt by Executive of a written notice of proposed adjustment from the IRS or (ii) the receipt by Executive of a statutory notice of deficiency. Such notice by Executive to the Company shall include (i) notice of the amount of the proposed assessment or proposed adjustment which relates to the Claim and the taxable year or years in which the Claim arises, (ii) the general nature of the Claim and (iii) all relevant written reports of the examining agent relating to the Claim. Within thirty (30) days of (i) the receipt by Executive of a final assessment or (ii) the execution by Executive and the IRS of a closing agreement, with respect to any tax year of Executive in which a Claim has been raised, pursuant to which Executive is required to pay any amount with respect to the Claim, Executive shall provide the

Company and the Accounting Firm with a copy of such assessment or agreement, together with supporting documents sufficient to determine the amount of such tax liability that was attributable to the Claim. The Accounting Firm shall determine the amount of any Gross-Up Payment under this Agreement due to such tax liability and the Company will make such Gross-Up Payment to Executive within five (5) business days after its receipt of such determination, but in no event later than the end of the Executive’s taxable year following the year that the Executive remits payment for any Excise Tax to any taxing authority.
Notwithstanding anything in this Section 6 to the contrary, the Executive shall not receive any Gross-Up payment until the first day of the seventh month following the month in which the Executive terminates employment if, at the time of termination of employment, the Executive is a Specified Employee within the meaning of Code Section 409A or the regulations promulgated thereunder. In the event payment of the Gross-Up is so delayed, the Executive shall also receive reasonable interest from the date of his termination of employment.
     7. The Company shall also pay to the Executive all legal fees and expenses incurred by you as a result of or in connection with such termination, including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by the Agreement (other than any such fees or expenses incurred in connection with any such claim which is determined by arbitration, in accordance with Section 11 of this Agreement, to be frivolous) or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), to any payment or benefit provided hereunder. Such payments shall be made within five (5) business days after delivery of your written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require; provided, however, that in no event shall any such payments be made later than the last day of your taxable year following the taxable year in which the fee or expense was incurred.

     8. Withholding. All compensation paid to Executive shall be subject to applicable withholding taxes and other employment taxes as required with respect thereto.
     9. Non-Waiver of Rights. The failure of either party to enforce at any time any of the provisions of this Agreement or to require at any time performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement, or any part hereof, or the right of either party thereafter to enforce each and every provision in accordance with the terms of this Agreement.
     10. Severability and Interpretation. In the event of a conflict between the terms of this Agreement and any of the definitions or provisions in the Incentive Compensation Plan, the terms of this Agreement shall prevail. Whenever possible, each provision of this Agreement and any portion hereof shall be interpreted in such a manner as to be effective and valid under applicable law, rules and regulations. If any covenant or other provision of this Agreement (or portion thereof) shall be held to be invalid, illegal, or incapable of being enforced, by reason of any rule of law, rule, regulation, administrative order, judicial decision or public policy, all other conditions and provisions of this Agreement shall, nevertheless, remain in full force and effect, and no covenant or provision shall be deemed dependent upon any other covenant or provision
(or portion) unless so expressed herein. The parties hereto desire and consent that the court or other body making such determination shall, to the extent necessary to avoid any unenforceability, so reform such covenant or other provision or portions of this Agreement to the minimum extent necessary so as to render the same enforceable in accordance with the intent herein expressed.
     11. Entire Agreement. This Agreement represents the entire and integrated Employment Agreement between Executive and the Company and supersedes all prior negotiations, representations and agreements, either written or oral, with respect thereto.
     12. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party, by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, addressed as set forth in this Section 11 or to such other address as may hereafter be notified by such party to the other party. Notices and communications shall be effective at the time they are given in the foregoing manner (provided that notice by mail shall be deemed given three business days after posting).
If to Executive:
George M. Bachman
4127 Cedar Avenue
Palm Beach Gardens, FL 33410
If to the Company:
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401
Attn: Corporate Secretary

     13. Amendments and Waivers. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto.
     14. Assignments. This Agreement shall inure to the benefit of, and be binding upon, the Company, its successors and assigns and/or any other entity which shall succeed to the business presently being conducted by the Company. Being a contract for personal services, neither this Agreement nor any rights hereunder shall be assigned by Executive.
     15. Governing Law. The parties agree that this Agreement shall be interpreted in accordance with and governed by the laws of the State of Florida, without regard for any conflict of law principles.
     16. Headings. Section headings are provided in this Agreement for convenience only and shall not be deemed to substantively alter the content of such sections.
     17. Indemnification. To the fullest extent permitted by the indemnification provisions of the Certificate of Incorporation and By-laws of the Company in effect as of the date of this Agreement and the indemnification provisions of the corporation statute of the jurisdiction of the Company’s incorporation in effect from time to time (collectively, the “Indemnification Provisions”), and in each case subject to the conditions thereof, the Company shall (i) indemnify the Executive, as a director and officer of the Company or a subsidiary of the Company or a trustee or fiduciary of an employee benefit plan of the Company or a subsidiary of the Company, or, if the Executive shall be serving in such capacity at the Company’s written request, as a director or officer of any other corporation (other than a subsidiary of the Company) or as a trustee or fiduciary of an employee benefit plan not sponsored by the Company or a subsidiary of the Company, against all liabilities and reasonable expenses that may be incurred by the Executive in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because the Executive is or was a director or officer of the Company, a director or officer of such other corporation or a trustee or fiduciary of such employee benefit plan, and against which the Executive may be indemnified by the Company, and (ii) pay for or reimburse the reasonable expenses incurred by the Executive in the defense of any proceeding to which the Executive is a party because the Executive is or was a director or officer of the Company, a director or officer of such other corporation or a trustee or fiduciary of such employee benefit plan. The rights of the Executive under the Indemnification Provisions shall survive the termination of the employment of the Executive by the Company. Payment under this Section 16 shall be made to the Executive no later than the end of the Executive’s taxable year following the year that the Executive incurs such liability or expense.
     18. Payment Restriction. Notwithstanding anything herein to the contrary, in the event that Executive is determined to be a specified employee within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), for purposes of any payment on termination of employment hereunder, any such payment which would otherwise be made during the first six months following such termination of employment, together with reasonable interest from the date such payment would otherwise be made, shall be made on the first day of the seventh month following the date of termination of employment, to the extent required to avoid any adverse tax consequences under Section 409A.
     19. Section 409A Compliance. This Agreement is intended to comply with the provisions of Section 409A (and any regulations and guidelines issued thereunder) to the extent this Agreement is otherwise subject thereto, and this Agreement shall be interpreted consistent therewith. If any compensation or benefits provided by this Agreement may result in the application of Section 409A, the Company shall, in consultation with the Executive, exert reasonable efforts to modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of “deferred compensation” within the meaning of Section 409A or in order to comply with the provisions of Section 409A and/or any rules, regulations or other regulatory guidance issued thereunder and without any diminution in the value of the payments to the Executive. Notwithstanding the foregoing, the Company makes no representations as to the tax treatment of the compensation and benefits payable under this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ George M. Bachman

Executive: George M. Bachman
Date: August 21, 2008
Florida Public Utilities Company

By: Name:	/s/ Paul L. Maddock, Jr. Paul L. Maddock, Jr.
Title:	Chairman of the Compensation Committee

Exhibit E
Exhibit 10.2
EMPLOYMENT AGREEMENT
     This Employment Agreement (“Agreement”) is made and entered into as of the 21st day of August 2008, by and between Florida Public Utilities Company, a Florida corporation (the “Company”), and Charles L. Stein (“Executive”).
     WHEREAS, Executive has served as an executive officer of the Company and desires to continue to serve the Company in that capacity, and the Company desires to continue to employ Executive upon the terms and conditions hereinafter set forth.
     NOW, THEREFORE, in consideration of the compensation and other benefits of Executive’s employment by the Company and the recitals, mutual covenants and agreements hereinafter set forth, Executive and the Company agree as follows:
     1. Employment Services.
          (a) Executive is hereby employed by the Company, and Executive hereby accepts such employment, upon the terms and conditions hereinafter set forth. During the Employment Period (as defined below), Executive shall serve as Chief Operating Officer of the Company. Executive shall report directly to the Chief Executive Officer of the Company.
          (b) Executive and the Company agree that, throughout the Employment Period, Executive shall have such authorities, duties and responsibilities as are customarily assigned to the Chief Operating Officer of an enterprise like the Company. Such duties, responsibilities, and authorities shall include, without limitation, but subject to the authority and directions of the Board, responsibility for the management, operation, strategic direction and overall conduct for the operational and customer service areas of the Company. During the Employment Period, the Executive shall devote substantially his full business time and best efforts to the business of the Company.
     2. Term of Employment. The term of this Employment Agreement (the “Employment Period”) shall commence on August 21, 2008 (the “Effective Date”) and shall end on August 21, 2011; provided, however, that in the event of a Change of Control (as defined herein), the term of this Agreement shall be automatically extended to a three-year term commencing on the effective date of such Change of Control, unless terminated as herein provided.
     3. Compensation and Benefits.
          (a) Annual Base Salary. During the Employment Period, the Company shall pay Executive as compensation for his services an annual base salary in an amount determined by the Compensation Committee of the Board. Such annual base salary shall be at the annual rate of not less current base ($186,300) from the Effective Date, and may be adjusted upward from time to time as the Compensation Committee may determine in its discretion. Executive’s annual base salary rate shall be reviewed at least annually for increase in the discretion of the Compensation Committee; Executive’s annual base salary rate shall not be subject to decrease at any time during the Employment Period. Executive’s base salary shall be payable in accordance with the Company’s usual practices.
          (b) Incentive Compensation Plan. During the Employment Period, Executive shall be eligible for additional compensation under the Company’s Incentive Compensation Plan established by the Compensation Committee of the Board and approved by the Board. Under the Plan, Executive’s incentive compensation will be tied to performance criteria. The Executive is paid an amount of not less than 80% of the total eligible compensation as base salary and the remaining twenty percent as Incentive Compensation. During the first year of the Employment Period (i.e., through December 31, 2008), Executive’s incentive compensation shall be in an amount not less than twenty percent (20%) of his annual total eligible compensation for such period.

          (c) Benefits. During the Employment Period, Executive shall also (i) be eligible to participate in all benefit programs from time to time maintained by the Company for the benefit of its most senior executives, including without limitation, its group medical, dental and term life insurance coverages, 401(k) Plan and any executive equity compensation plans that may be put into effect by the Company, in each case on and subject to the terms and conditions of each of such programs as such programs apply to the Company’s most senior executives, and (ii) be reimbursed by the Company for customary business and travel expenses provided that such reimbursement payments are made by the end of the Executive’s taxable year following the year in which such expenses are incurred.
     4. Termination of Employment. Prior to the expiration of the Employment Period, this Agreement and Executive’s employment may be terminated as follows:
          (a) Automatically upon Executive’s death.
          (b) By the Company, upon thirty (30) day’s prior written notice to Executive, in the event the Board believes that Executive is unable to materially perform the services required of Executive hereunder for a continuous one-hundred twenty (120) day period by reason of physical or mental illness; in the event of a disagreement concerning the existence of any such disability (in which event any such termination shall not become effective until such disagreement shall have been resolved), the matter shall be resolved by a disinterested licensed physician chosen by the Company (such physician to be located within 50 miles of Executive’s principal residence) and otherwise reasonably satisfactory to the Executive or his legal representative.
          (c) By the Company, for “Good Cause.” “Good Cause” shall mean:
          (1) The willful and continued failure of Executive to substantially perform material duties assigned to Executive by the Board in accordance with this Agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
          (2) Executive’s commission of fraud or willful conduct which significantly harms the Company or its subsidiaries or which significantly impairs Executive’s ability to perform his duties.
For purposes of this definition, no act, or failure to act, shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.
          (d) By the Executive, upon thirty (30) days prior written notice to the Company, for any reason.
          (e) By the Company, without Good Cause, upon seven (7) days prior written notice to Executive. A termination without Good Cause shall be deemed to exist upon any termination of Executive by the Company other than as set forth in Sections 4(a), (b) or (c).
          (f) By Executive, upon thirty (30) days prior written notice to the Company of the existence of “Good Reason,”, provided that Executive has given such notice within ninety (90) days of the initial existence of “Good Reason,” and that the Company has an opportunity to cure such “Good Reason” during the thirty (30) days immediately following such notice. “Good Reason” shall be deemed to exist if:
          (1) Executive’s duties, authorities or responsibilities are materially reduced or modified without Executive’s consent, from those specified herein;

          (2) A decision is made that Executive no longer report directly to the Chief Executive Officer; or
          (3) Upon or after a Change of Control (as defined below), there is a change in the location of the Company’s executive offices, or reporting location, to a location that is greater than 50 miles from West Palm Beach, Florida.
          (g) By the Company, upon a Change of Control (as defined below).
          (h) For the purpose of this Agreement, “Change of Control” shall mean the effective date of any of the following events occurring during the term of Executive’s employment: (a) consummation of any consolidation, merger, statutory share exchange or other business combination as a result of which persons who were stockholders of the Company immediately prior to the effective date thereof beneficially own less than 50% of the combined voting power in the election of directors of the surviving or resulting entity following the effective date; (b) individuals who, as of the date hereof, constitute the Board of Directors of the Company cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person who is elected as a director subsequent to the date hereof by a vote of, or upon the recommendation of, at least a majority of the directors comprising the current Board (other than an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company) shall be considered a member of the current Board for these purposes; (c) consummation of any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; (d) shareholder approval of any plan or proposal for the liquidation or dissolution of the Company; or (e) acquisition of beneficial ownership by any “person” or “group” (as such term is used Sections 13(d) and 14(d)(2) of the Exchange Act) of securities representing twenty percent (20%) or more of the combined voting power in the election of the Company’s directors.
     5. Effect of Termination of Employment. Upon termination of Executive’s employment and this Agreement, the rights and obligations of the parties pursuant to Sections 7 through 19 shall be unaffected, but all other rights and obligations of the parties hereunder shall cease, except:
          (a) If this Agreement is terminated pursuant to Section 4(a), (b), (c) or (d), Executive shall receive his annual base salary and benefits accrued through the date of such termination of employment.
          (b) If this Agreement is terminated pursuant to Section 4(e), (f) or (g), Executive shall receive:
          (1) a lump sum payment within 15 days of his termination date equal to a lump sum severance payment (together with the payments provided in paragraphs (2) and (3) below) equal to three (3) times the sum of (1) the greater of (a) the Executive’s annual rate of base salary in effect on the Date of Termination or (b) the Executive’s annual rate of base salary in effect immediately prior to the change in control of the Company and (2) the Executive’s highest annual incentive target award in effect at any time during the 36 months prior to or on the Date of Termination; and
          (2) provide the Executive’s same benefits (as applicable) for a period of three years from his termination date, to the extent permitted under applicable law following termination of employment (or shall receive a cash payment by the Company within 15 days of his termination date equal to the actuarial equivalent of such benefits for such period, but only to the extent that (1) continuation of such benefits is not permitted under applicable law following termination of employment, or (2) any other such benefits and such cash payment would not be subject to Section 409A of the Internal Revenue Code of 1986, as amended). Such benefits include, but are not limited to, medical and other insurance, participation in the employee stock purchase plan, the use and expenses of the company vehicle, and any other equipment provided for the Executive; and

     (3) an additional lump sum, within 15 days of the termination date, of an amount equal to the cash value of accrued untaken vacation or PTO time; plus the pro rata portion of PTO or vacation earned towards the next year’s vacation or PTO time; plus an amount equal to the excess of (A) over (B), where:
          (A) is the actuarial value of the Executive’s hypothetical retirement plan benefit determined with the inclusion of thirty-six (36) months of additional credited service. Such thirty-six (36) months of additional credited service shall be separate from and appended to the Executive’s total years after any additional years of credited service that may be granted under the retirement plan in accordance with the article on “Change in Control Benefits” therein (or its equivalent), and shall be available for all purposes under the retirement plan, including eligibility for any benefits, as may or may not be modified by the same “Change in Control Benefits” provisions. Further, for the determination of any subsidized early commencement factors the Executive shall be credited with 30 years of credited service at all times.
          (B) is the actuarial value of the Executive’s retirement plan benefit including any additional years of credited service that may be granted under the retirement plan in accordance with the article on “Change in Control Benefits” therein (or its equivalent).
The actuarial values described herein shall be determined by the retirement plan’s actuary in exactly the same manner as the actuarially equivalent present value of a retirement plan benefit would be determined by the actuary for the lump sum payment of a small benefit from the retirement plan, payable on the same date, but without the $5,000 or other dollar limitation, i.e., using the same methodology and the same mortality and interest assumptions as would apply on that date for small benefits under the federal cash out rules, regardless of whether the retirement plan had yet been amended for such rules or was only being operated in accordance with such rules pending a retroactive amendment under IRS remedial amendment period provisions.
          (c) The Executive shall not be required to mitigate the amount of any payment provided for in this Section 5 or Section 6 hereof by seeking other employment or otherwise shall the amount of any payment of benefit provided for in this Section 5 or 6 hereof be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise.
     6. Provisions Relating to Taxation of Payments.
     (a) Gross-up Payment. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (“Code”), or any interest or penalties, including any excise tax, interest and penalties imposed under Section 409A of the Code, with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon such payment or distribution.
     (b) Determination of Gross-Up. Subject to the provisions of paragraph (c) of this Section 6, all determinations required to be made under this Section 6, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by an accounting firm, at the Company’s expense, satisfactory to the Company and Executive (“Accounting Firm”). The Accounting Firm shall make such determination and provide detailed supporting calculations to both the Company and Executive within fifteen (15) business days after it is requested to do so. The initial Gross-Up Payment, if any, as determined pursuant to this paragraph (b) of this Section 6, shall be paid to Executive within five (5) business days after the Company’s receipt of the Accounting Firm’s determination, but in no event later than the end of the Executive’s taxable year following the year that the Executive remits payment for any Excise Tax to any taxing authority. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that he has legal authority satisfying the criteria set forth in Treasury Regulation Section 1.6661-3 or similar successor provisions not to report any Excise Tax on his federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and Executive.
          (a) Dispute of Tax Claim. Executive shall notify the Company in writing of any proposed assessment or proposed adjustment by the Internal Revenue Service (“IRS”) pursuant to an audit of Executive’s federal income tax return or otherwise, that, if successful, would require the payment by the Company of a Gross-Up Payment (hereinafter referred to as a “Claim”). Such notice shall be given as soon as practicable but no later than ten (10) business days after the earlier of (i) the receipt by Executive of a written notice of proposed adjustment from the IRS or (ii) the receipt by Executive of a statutory notice of deficiency. Such notice by Executive to the Company shall include (i) notice of the amount of the proposed assessment or proposed adjustment which relates to the Claim and the taxable year or years in which the Claim arises, (ii) the general nature of the Claim and (iii) all relevant written reports of the examining agent relating to the Claim. Within thirty (30) days of (i) the receipt by Executive of a final assessment or (ii) the execution by Executive and the IRS of a closing agreement, with respect to any tax year of Executive in which a Claim has been raised, pursuant to which Executive is required to pay any amount with respect to the Claim, Executive shall provide the Company and the Accounting Firm with a copy of such assessment or agreement, together with supporting documents sufficient to determine the amount of such tax liability that was attributable to the Claim. The Accounting Firm shall determine the amount of any Gross-Up Payment under this Agreement due to such tax liability and the Company will make such Gross-Up Payment to Executive within five (5) business days after its receipt of such determination, but in no event later than the end of the Executive’s taxable year following the year that the Executive remits payment for any Excise Tax to any taxing authority.
Notwithstanding anything in this Section 6 to the contrary, the Executive shall not receive any Gross-Up payment until the first day of the seventh month following the month in which the Executive terminates employment if, at the time of termination of employment, the Executive is a Specified Employee within the meaning of Code Section 409A or the regulations promulgated thereunder. In the event payment of the Gross-Up is so delayed, the Executive shall also receive reasonable interest from the date of his termination of employment.
     7. The Company shall also pay to the Executive all legal fees and expenses incurred by you as a result of or in connection with such termination, including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by the Agreement (other than any such fees or expenses incurred in connection with any such claim which is determined by arbitration, in accordance with Section 11 of this Agreement, to be frivolous) or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), to any payment or benefit provided hereunder. Such payments shall be made within five (5) business days after delivery of your written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require; provided, however, that in no event shall any such payments be made later than the last day of your taxable year following the taxable year in which the fee or expense was incurred.
     7. Withholding. All compensation paid to Executive shall be subject to applicable withholding taxes and other employment taxes as required with respect thereto.
     8. Non-Waiver of Rights. The failure of either party to enforce at any time any of the provisions of this Agreement or to require at any time performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement, or any part hereof, or the right of either party thereafter to enforce each and every provision in accordance with the terms of this Agreement.
     9. Severability and Interpretation. In the event of a conflict between the terms of this Agreement and any of the definitions or provisions in the Incentive Compensation Plan, the terms of this Agreement shall prevail. Whenever possible, each provision of this Agreement and any portion hereof shall be interpreted in such a manner as to be effective and valid under applicable law, rules and regulations. If any covenant or other provision of this Agreement (or portion thereof) shall be held to be invalid, illegal, or incapable of being enforced, by reason of any rule of law, rule, regulation, administrative order, judicial decision or public policy, all other conditions and provisions of this Agreement shall, nevertheless, remain in full force and effect, and no covenant or provision shall be deemed dependent upon any other covenant or provision (or portion) unless so expressed herein. The parties hereto desire and consent that the court or other body making such determination shall, to the extent necessary to avoid any unenforceability, so reform such covenant or other provision or portions of this Agreement to the minimum extent necessary so as to render the same enforceable in accordance with the intent herein expressed.
     10. Entire Agreement. This Agreement represents the entire and integrated Employment Agreement between Executive and the Company and supersedes all prior negotiations, representations and agreements, either written or oral, with respect thereto.
     11. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party, by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, addressed as set forth in this Section 11 or to such other address as may hereafter be notified by such party to the other party. Notices and communications shall be effective at the time they are given in the foregoing manner (provided that notice by mail shall be deemed given three business days after posting).
If to Executive:
Charles L. Stein
711 Hummingbird Way, #106
North Palm Beach, FL 33408
If to the Company:
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401
Attn: Corporate Secretary
     12. Amendments and Waivers. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto.
     13. Assignments. This Agreement shall inure to the benefit of, and be binding upon, the Company, its successors and assigns and/or any other entity which shall succeed to the business presently being conducted by the Company. Being a contract for personal services, neither this Agreement nor any rights hereunder shall be assigned by Executive.
     14. Governing Law. The parties agree that this Agreement shall be interpreted in accordance with and governed by the laws of the State of Florida, without regard for any conflict of law principles.
     15. Headings. Section headings are provided in this Agreement for convenience only and shall not be deemed to substantively alter the content of such sections.
     16. Indemnification. To the fullest extent permitted by the indemnification provisions of the Certificate of Incorporation and By-laws of the Company in effect as of the date of this Agreement and the indemnification provisions of the corporation statute of the jurisdiction of the Company’s incorporation in effect from time to time (collectively, the “Indemnification Provisions”), and in each case subject to the conditions thereof, the Company shall (i) indemnify the Executive, as a director and officer of the Company or a subsidiary of the Company or a trustee or fiduciary of an employee benefit plan of the Company or a subsidiary of the Company, or, if the Executive shall be serving in such capacity at the Company’s written request, as a director or officer of any other corporation (other than a subsidiary of the Company) or as a trustee or fiduciary of an employee benefit plan not sponsored by the Company or a subsidiary of the Company, against all liabilities and reasonable expenses that may be incurred by the Executive in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because the Executive is or was a director or officer of the Company, a director or officer of such other corporation or a trustee or fiduciary of such employee benefit plan, and against which the Executive may be indemnified by the Company, and (ii) pay for or reimburse the reasonable expenses incurred by the Executive in the defense of any proceeding to which the Executive is a party because the Executive is or was a director or officer of the Company, a director or officer of such other corporation or a trustee or fiduciary of such employee benefit plan. The rights of the Executive under the Indemnification Provisions shall survive the termination of the employment of the Executive by the Company. Payment under this Section 16 shall be made to the Executive no later than the end of the Executive’s taxable year following the year that the Executive incurs such liability or expense.
     17. Payment Restriction. Notwithstanding anything herein to the contrary, in the event that Executive is determined to be a specified employee within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), for purposes of any payment on termination of employment hereunder, any such payment which would otherwise be made during the first six months following such termination of employment, together with reasonable interest from the date such payment would otherwise be made, shall be made on the first day of the seventh month following the date of termination of employment, to the extent required to avoid any adverse tax consequences under Section 409A.
     18. Section 409A Compliance. This Agreement is intended to comply with the provisions of Section 409A (and any regulations and guidelines issued thereunder) to the extent this Agreement is otherwise subject thereto, and this Agreement shall be interpreted consistent therewith. If any compensation or benefits provided by this Agreement may result in the application of Section 409A, the Company shall, in consultation with the Executive, exert reasonable efforts to modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of “deferred compensation” within the meaning of Section 409A or in order to comply with the provisions of Section 409A and/or any rules, regulations or other regulatory guidance issued thereunder and without any diminution in the value of the payments to the Executive. Notwithstanding the foregoing, the Company makes no representations as to the tax treatment of the compensation and benefits payable under this Agreement.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ Charles L. Stein Executive: Charles L. Stein
Date: August 21, 2008
Florida Public Utilities Company

By: /s/ Paul L. Maddock, Jr. Name: Paul L. Maddock, Jr.
Title: Chairman of the Compensation Committee